Schering AG and Biogen Idec announce start of the "ZEAL" Phase III Clinical Trial with anti-cancer drug Zevalin(r)

Berlin and Cambridge, Massachusetts, October 4, 2006 - Schering AG, Germany (FSE: SCH, NYSE: SHR) and Biogen Idec Inc. (NASDAQ: BIIB) today announced the start of the ZEAL study (ZEVALIN as consolidation therapy in Aggressive Lymphoma). Approximately 400 patients with Non-Hodgkin's Lymphoma (NHL) will be enrolled in this Phase III, international multi-center clinical trial.

The study will evaluate the efficacy and safety of Zevalin in patients with Diffuse Large-B-cell Lymphoma (DLBCL) - the most common type of aggressive Non-Hodgkin's Lymphoma. Patients are eligible if they are in complete remission (CR) or unconfirmed complete remission (CRu) after first-line CHOP-rituximab (CHOP-R) therapy. One group of patients will receive Zevalin, the other group will be observed only without treatment. The trial is being conducted in 46 U.S. and 57 European, Asian and Canadian centers.

The trial is an open-label, prospective, two-armed, randomized group-sequential study. The duration of treatment will be two treatment days one week apart followed by a 12-week period with intense observation. The total duration of the trial is anticipated to be about 4 years. Entry criteria include patients older than 60 years of age with DLBCL who are in complete remission (CR or CRu) after six or eight cycles of first-line treatment with CHOP chemotherapy in combination with rituximab (CHOP-R).

The primary endpoint for the trial is overall survival (OS), with disease-free survival and health-related quality of life as secondary endpoints. Once the final data from the trial are completed and analyzed, Schering AG and Biogen Idec expect to file an application seeking to expand the product's current label to include first-line therapy for patients with aggressive DLBCL.

"Diffuse Large-B-cell Lymphoma is a disease that progresses very fast. It's important that patients have options that provide the best efficacy available, especially in this indication where a complete cure is the goal. Therefore, Schering, along with our partner Biogen Idec, is confident that with Zevalin we can bring a significant improvement to the treatment of this disease," said Peter Zundorf, Head of Schering Group's Oncology Global Business Unit.

Additional information

About Immunotherapy with Zevalin
Zevalin combines the tumor targeting ability of an anti-CD20 monoclonal antibody and the cytotoxic power of Yttrium-90 radiation (so called radioimmunotherapy), resulting in efficacy superior to antibody therapy alone.

Zevalin binds to both malignant and normal B-cells, therefore patients first receive a dose of an unlabeled antibody in order to remove normal cells carrying the CD20 antigen from the peripheral blood system. With the peripheral blood cleared of CD20 targets, the radiolabeled antibodies can specifically bind to the cells in the tumor cluster. The treatment ensures a high bio-availability at tumor sites and prevents the radioactivity from being distributed through the body by circulating lymphocytes. Normal B-cells are generally replenished by CD20-negative progenitor cells within six to nine months after therapy.

Ninety percent of the effective energy of Yttrium-90 - as used with Zevalin
- is deposited within a five-millimeter range, whereby any possible harmful effects on healthy tissue can be kept to a minimum. Yttrium-90 emits only beta radiation, so that hospitalization or patient isolation for several days or even weeks after treatment is not required with Zevalin therapy. Yttrium-90-Zevalin may be safely administered on an outpatient basis in the U.S. and in most European countries.

It has been approved for relapsed or refractory low-grade follicular or transformed B-cell non-Hodgkin's lymphoma (NHL) in the U.S. since 2002 and for adult patients with rituximab-relapsed or refractory CD20-positive follicular B-cell non-Hodgkin's lymphoma in Europe since 2004.

Earlier Zevalin Clinical Studies

A Phase II trial evaluating Zevalin as a second-line treatment for patients with diffuse large B-cell lymphoma (DLBCL) who are not eligible for stem cell transplantation: The study showed that Zevalin induced high response rates in DLBCL patients who have relapsed or who are refractory to combination chemotherapy (i.e. CHOP or CHOP-like) with or without rituximab. Overall response rates (ORR) ranged from 20 percent to 58 percent in the study. The highest observed complete response rate was up to 45 percent. Durable responses were seen in all patient groups. Around 20 percent of the patients are still in response after at least one year of follow-up according to data presented at ASH in 2004 and at the 9th International Congress on Malignant Lymphoma in Lugano in 2005. (Morschauser et al.)

A Phase II study explored the feasibility and effectiveness of first line use of Zevalin and standard rituximab plus CHOP (R-CHOP) chemotherapy in older patients with a high risk of diffused large B-cell lymphoma (DLBCL), a disease that represents approximately one-third of all lymphomas and primarily impacts people over 60 years of age: Patients received a CHOP chemotherapy combined with Rituximab at standard doses for induction therapy (R-CHOP). After the R-CHOP therapy and a period of six to nine weeks for hematologic recovery, eligible patients with no disease progression were treated with ZEVALIN. The interim evaluations show that none of the patients receiving the full treatment regimen of ZEVALIN and R-CHOP in this study relapsed within the 21-month median follow-up. (Hamlin et al).

About NHL

Non-Hodgkin's lymphoma (NHL) is a type of malignant disease that occurs within the lymphatic system. NHL is the fifth most common cancer after breast, prostate, lung, and colon cancer. It originates from lymphocytes, a type of white blood cells, which can be divided into two main types, B lymphocytes and T lymphocytes (also called B-cells or T-cells). In adults, approximately 85% of NHL cases are of B-cell origin.

The overall prevalence of NHL in the European Union is approximately 230,000, with an annual incidence of about 70,000. This incidence is currently increasing in Europe by four per cent per year. Non-Hodgkin's lymphomas can be divided into two general clinical categories: indolent lymphomas, mainly typified as follicular lymphoma, which tend to grow relatively slowly, and aggressive lymphomas, mainly typified as diffuse large B-cell lymphoma (DLBCL), which grow more rapidly. DLBCL is the most common lymphoma subtype, accounting for about 50 percent of all non-Hodgkin's lymphomas among elderly patients. The aggressive type of NHL has a shorter natural history, but a significant number of these patients can be cured with combination chemotherapy regimens. However, the prognosis is poor for patients who have relapsed or who are refractory following CHOP or R-CHOP regimen. The prognosis is especially poor for those who are not candidates for stem cell transplantation. The median age at diagnosis is 55-60 years. NHL is slightly more common in men than women. Risk factors include pre-existing infection (particularly HIV, Epstein-Barr virus and T-lymphotropic virus type 1), exposure to certain chemicals, previous organ transplant and family history of the disease.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products, Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

It is planned that Schering AG will be renamed Bayer Schering Pharma Aktiengesellschaft. A corresponding resolution was passed at the Extraordinary General Meeting of Schering AG on September 13, 2006. Until the name change has been registered in the commercial register, the company will continue to operate under the name Schering AG. According to the resolution of the General Meeting, the Executive Board will not file an application for registration before December 1, 2006.


This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations: Oliver Renner, T: +49-30-468 124 31, oliver.renner@schering.de
Media Relations: Verena von Bassewitz, T: +49-30-468 19 22 06,
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Investor Relations:Dr. Jost Reinhard, T: +49-30-468 150 62,
jost.reinhard@schering.de
Pharma Communication: Dr Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de


Find additional information at: www.schering.de/eng